APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

J Carter Ventures, LLC
Balance Sheet - unaudited
For the period ended 5/31/2020

	Current Period
	31-May-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Jason Carter, certify that:

1. The financial statements of J Carter Ventures included in this Form are true and complete in all material respects; and
2. The tax return information of J Carter Ventures has not been included in this Form as J Carter Ventures was formed on 01/07/2020 and has not filed a tax return to date.

Signature _____

Name: Jason Carter

Title: Owner